CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Annual Report on Form 40-F (the "Annual Report") of Hive Blockchain Technologies Ltd. ("the Company") of our report dated September 23, 2021 relating to the Company's consolidated financial statements for the years ended March 31, 2021 and 2020 which are filed as an exhibit to the Annual Report.

Vancouver, Canada	Chartered Professional Accountants

September 23, 2021